PROCTOR360 INC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	0.00
Initiate Business Checking℠ (3976)	27,201.90
PayPal Bank	7,379.53
Saving bank	376,089.87
Total Bank Accounts	**$410,671.30**
Accounts Receivable	
Accounts Receivable (A/R)	29,030.00
Total Accounts Receivable	**$29,030.00**
Other Current Assets	
Inventory Asset	18,334.00
Start Engine Dep Hold (incl fees)	4,464.88
Undeposited Funds	0.00
Total Other Current Assets	**$22,798.88**
Total Current Assets	**$462,500.18**
Fixed Assets	
Accumulated Depreciation	-4,500.00
Fixed Asset Software	4,500.00
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$462,500.18**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Other Current Liabilities	
Accrued Expenses	0.00
Due To Ganga Enviro Systems	6,900.00
Payroll Clearning	3,242.52
Payroll Tax Payable	
Federal Income Tax Payable	1,410.89
State Unemployment Tax Payable	0.00
State/Local Income Tax Payable	743.48
Total Payroll Tax Payable	**2,154.37**
Prepaid Services	-0.02
Total Other Current Liabilities	**$12,296.87**
Total Current Liabilities	**$12,296.87**

PROCTOR360 INC

Balance Sheet

As of December 31, 2022

	TOTAL
Long-Term Liabilities	
Loan From Ganga	250,000.00
Note Payable - Ganga Bathula	0.00
Total Long-Term Liabilities	**$250,000.00**
Total Liabilities	**$262,296.87**
Equity	
APIC	
Additional Paid in Capital	278,833.55
Subscription Receivable	-5,000.00
Total APIC	**273,833.55**
Common Stock	2,758.59
Owner Investments and distributions	10,176.79
Retained Earnings	-85,138.20
Start Engine Equity	0.00
Net Income	-1,427.42
Total Equity	**$200,203.31**
TOTAL LIABILITIES AND EQUITY	**$462,500.18**